Robert M. Kurucza 202.346.4515 RKurucza@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

December 22, 2009

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	BofA Funds Series Trust (formerly named Columbia Funds Series Trust III)
Registration Nos. 333-163352; 811-22357

Dear Ms. Hatch:

Per your request, we are writing to supplement our written responses sent to you on December 16, 2009 in connection with the comments that we received from the staff on December 15, 2009 to the registration statement filed November 25, 2009 by the above-referenced registrant (“Registrant”). Our supplemental response is as follows.

Principal Risks

Comment 4

In the Principal Risks section for the state specific money market funds, please include risk disclosure for the respective states, as applicable.

Response 4

As discussed with the staff, the Registrant, via a 485(b) filing, will supplement the current prospectus disclosures set forth in the principal risk heading entitled “State-Specific Municipal Securities Risk” for each of the Registrant’s State Municipal Money Market Funds by adding the indicated disclosures set forth in Appendix A to this letter.

We trust this response adequately addresses the issue. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Laura E. Hatch

December 22, 2009

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515 or Kimberly Vargo at (202) 346-4304.

Very truly yours,

/s/ Robert M. Kurucza

Robert M. Kurucza

APPENDIX A

Supplemental Disclosure for State-Specific Municipal Securities Risk

Supplemental Disclosure for State-Specific Municipal Securities Risk for California Tax-Exempt Reserves

(Insert follows first paragraph)

Since the Fund invests in California municipal securities, the value of the Fund’s shares may be especially affected by factors pertaining to the economy of California and other factors specifically impacting the ability of issuers of California municipal securities to meet their obligations. California is in a severe economic recession. Personal income has been declining in California for some time. Taxable sales and the assessed value of property have both fallen sharply in California. In addition, California’s unemployment rate has seen steady increases. California’s Governor and Legislature have taken various actions designed to address these conditions, including, but not limited to, revenue building and cost cutting programs and the issuance of additional debt. There can be no assurances, however, that the financial condition of California will not be further materially adversely affected by actual conditions or circumstances, including, but not limited to, lower than expected revenues or higher than expected expenditures. Such factors may affect the ability of California or its municipalities to pay their respective obligations. The SAI provides additional detail about risks specific to California municipal securities, which investors should carefully consider.

Supplemental Disclosure for State-Specific Municipal Securities Risk for Connecticut Municipal Reserves

(Insert follows first paragraph)

Since the Fund invests in Connecticut municipal securities, the value of the Fund’s shares may be especially affected by factors pertaining to the economy of Connecticut and other factors specifically impacting the ability of issuers of Connecticut municipal securities to meet their obligations. Connecticut is facing economic and fiscal challenges brought on by the current recession, such as a past fiscal year deficit, a projected current fiscal year deficit, future fiscal year projected current services deficits and falling employment, among other issues. The Governor and the General Assembly continue to take actions designed to address these challenges and consider various corrective actions for them, including, but not limited to, the elimination or reduction of state services, increases in state taxes and reduction of aid to municipalities. In addition, several municipalities in Connecticut are facing similar economic and fiscal challenges as well. Rising costs, slow tax collections and the possibility for a reduction in state aid have caused several municipalities to consider reductions of services and programs, and increases in taxes and fees. There can be no assurances, however, that the financial condition of Connecticut will not be further materially adversely affected by actual conditions or circumstances, including, but not limited to, lower than expected revenues or higher than expected expenditures. Such factors may affect the ability of Connecticut or its municipalities to pay their respective obligations. The SAI provides additional detail about risks specific to Connecticut municipal securities, which investors should carefully consider.

Supplemental Disclosure for State-Specific Municipal Securities Risk for Massachusetts Municipal Reserves

(Insert follows first paragraph)

Since the Fund invests in Massachusetts municipal securities, the value of the Fund’s shares may be especially affected by factors pertaining to the economy of Massachusetts and other factors specifically impacting the ability of issuers of Massachusetts municipal securities to meet their obligations. From time to time, including in recent fiscal years, the Commonwealth of Massachusetts and its various agencies, instrumentalities and political subdivisions have experienced significant financial difficulties. In particular, the Commonwealth has experienced revenue shortfalls. The Commonwealth has taken various actions designed to address such difficulties, including, but not limited to, making spending reductions, placing a greater reliance on federal support and making transfers from the state’s stabilization fund. There can be no assurances, however, that the financial condition of Massachusetts will not be further materially adversely affected by actual conditions or circumstances, including, but not limited to, lower than expected revenues or higher than expected expenditures. Such factors may affect the ability of Massachusetts or its municipalities to pay their respective obligations. The SAI provides additional detail about risks specific to Massachusetts municipal securities, which investors should carefully consider.

Supplemental Disclosure for State-Specific Municipal Securities Risk for New York Tax-Exempt Reserves

(Insert follows first paragraph)

Since the Fund invests in New York municipal securities, the value of the Fund’s shares may be especially affected by factors pertaining to the economy of New York and other factors specifically impacting the ability of issuers of New York municipal securities to meet their obligations. New York City is the nation’s leading center of banking and finance, and the recent national and international crisis in the financial sectors has had a disproportionate effect on New York City. The economy of New York State is significantly influenced by the financial health of New York City and the surrounding area. As a result, when New York City experiences financial difficulty, it has a substantial impact on the financial condition of New York State. New York State recently announced that its current projected deficit stood at over $20 billion (twice as large as the original estimate) and that the State might not be able to pay all of its obligations at the end of the year because of a lack of funds. In addition, New York State is party to numerous lawsuits in which an adverse final decision could materially affect the State’s governmental operations and consequently its ability to fulfill its obligations. Moreover, there can be no assurances that the financial condition of New York will not be further materially adversely affected by actual conditions or circumstances, including, but not limited to, lower than expected revenues or higher than expected expenditures. Such factors may affect the ability of New York or its municipalities to pay their respective obligations. The SAI provides additional detail about risks specific to New York municipal securities, which investors should carefully consider.